6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 27, 2007

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                             Form 20-F X   Form 40-F
                                      ---            ---

   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes      No  X
                                       ---     ---

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

BASF Plans Transformation into a European Company (SE)

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Feb. 27, 2007--The Board of Executive Directors and Supervisory Board of BASF Aktiengesellschaft have resolved to propose to the Annual Meeting on April 26, 2007 the transformation of BASF Aktiengesellschaft into a European Company (Societas Europaea, SE) with the name BASF SE. The company's headquarters and chief administrative offices will remain in Ludwigshafen, Germany.

    The Board of Executive Directors considers the European Company to be a modern legal form for a global company whose home market is in Europe. The transformation into a European Company is intended to further strengthen corporate governance at BASF. BASF considers this legal form to be an affirmation of the entrepreneurial vision of Europe.

    BASF's shareholders will be provided with more detailed information on transformation of the company's legal form in the invitation to the Annual Meeting, which will be sent out as of March 16, 2007.

    Corporate Media Relations: Michael Grabicki Phone. +49 621
60-99938 Fax: +49 621 60-92693 michael.grabicki@basf.com

    Investor Relations: Magdalena Moll Phone +49 621 60-48230 Fax: +49 621 60-22500 magdalena.moll@basf.com

Language: English
Issuer:   BASF AG
          Carl-Bosch-Strabe 38
          67056 Ludwigshafen Deutschland
Phone:    +49 (0)621 60-0
Fax:      +49 (0)621 60-4 25 25
E-mail:   info.service@basf.com
WWW:      www.basf.com
ISIN: DE0005151005, DE000A0JRFB0, Borse Dublin, Frankfurter Wertpapierborse, , DE000A0JRFA2, Borse Dublin, Frankfurter Wertpapierborse, , DE000A0JQF26, Borse Dublin, Frankfurter Wertpapierborse, , DE000A0EUB86, Frankfurter Wertpapierborse, , DE0008846718, Frankfurter Wertpapierborse,
WKN: 515 100, WKN A0JRFB, Borse Dublin, Frankfurter Wertpapierborse, , WKN A0JRFA, Borse Dublin, Frankfurter Wertpapierborse, , WKN A0JQF2, Borse Dublin, Frankfurter Wertpapierborse, , WKN A0EUB8, Frankfurter Wertpapierborse, , WKN 884671, Frankfurter Wertpapierborse,
Indices:  DAX, EURO STOXX 50
Listed: Amtlicher Markt in Berlin-Bremen, Frankfurt (Prime Standard), Hannover, Munchen, Hamburg, Dusseldorf, SWX, Stuttgart; Terminborse EUREX; Foreign Exchange(s) London, NYSE

    CONTACT: BASF AG
             Michael Grabicki, 0621-60 99938
             michael.grabicki@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BASF Aktiengesellschaft

February 27, 2007             By: /s/ Elisabeth Schick
                              ------------------------------------
                              Name: Elisabeth Schick
                              Title: Director Site Communications Ludwigshafen
                              and Europe


                              By: /s/ Christian Schubert
                              ------------------------------------
                              Name: Christian Schubert
                              Title: Director Corporate Communications
                              BASF Group